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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9

                Solicitation/Recommendation Statement Pursuant to
            Section 14(d) (4) of the Securities Exchange Act of 1934

                                (Amendment No. 2)
                              HEADHUNTER.NET, INC.

                            (Name of Subject Company)
                            -------------------------
                              HEADHUNTER.NET, INC.

                        (Name of Person Filing Statement)
                     Common Stock, $0.01 par value per share
                          (including associated Junior
                          Participating Preferred Stock
                                Purchase Rights)
                        (Title of Classes of Securities)
                                    422077107
                      (CUSIP Number of Class of Securities)

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                            Robert M. Montgomery, Jr.

                             Chief Executive Officer
                              HeadHunter.NET, Inc.
                          333 Research Court, Suite 200
                             Norcross, Georgia 30092
                                 (770) 349-2400

           (Name, Address and Telephone Number of Person authorized to
                 Receive Notices and Communications on Behalf of

                          the Person Filing Statement)

                                 With a copy to:
                                J. Vaughan Curtis
                                Alston & Bird LLP
                               One Atlantic Center
                           1201 West Peachtree Street
                             Atlanta, Georgia 30309
                                 (404) 881-7000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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     This Amendment No. 2 hereby amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by HeadHunter.Net, Inc., a Georgia corporation ("Headhunter" or the "Company"), with the Securities and Exchange Commission on August 31, 2001, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on September 18, 2001 (the "Schedule 14D-9"), relating to the offer to purchase all of the outstanding shares of common stock, $0.01 par value per share, of the Company (the "Common Stock") and the associated junior participating preferred stock purchase rights (the "Rights" and collectively with the Common Stock, the "Shares") issued pursuant to the Shareholder Protection Rights Agreement, dated as of April 15, 2000, between the Company and American Stock Transfer & Trust Company, as Rights Agent, as amended by Amendment No. 1, dated as of February 27, 2001, and Amendment No. 2, dated as of August 24, 2001, for $9.25 per Share, net to the seller in cash, by CB Merger Sub, Inc., a Georgia corporation (the "Purchaser") and a wholly owned subsidiary of Career Holdings, Inc., a Delaware corporation ("Career Holdings"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 31, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (which together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer").

     Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

     Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph after the last paragraph in Item 3:

          "Career Holdings Credit Agreement

          On September 18, 2001, Headhunter and Career Holdings entered into a loan and security agreement whereby Career Holdings extended a $15.0 million term loan to Headhunter to enable Headhunter to refinance certain of its indebtedness. For a discussion of the purpose of the loan and security agreement and a brief summary of its material terms please see Item 7 of this Statement, as amended. Item 7 of this Statement, as amended, is incorporated herein by reference."

Item 7.  Purposes of the Transaction and Plans or Proposals.

     Item 7 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph after the fifth paragraph in Item 7:

          "On September 18, 2001, Headhunter entered into a loan and security agreement with Career Holdings (the "Career Holdings Credit Agreement") pursuant to which Career Holdings has extended a $15.0 million term loan to Headhunter, the proceeds of which were used to refinance all outstanding indebtedness of Headhunter under the Omnicom Credit Agreement and the Wachovia Credit Agreement. All unpaid amounts of principal and interest under both the Omnicom Credit Agreement and the Wachovia Credit Agreement were paid in full on September 18, 2001. The outstanding principal amount and interest of the term loan under the Career Holdings Credit Agreement shall be payable as follows: (i) interest is due and payable monthly, (ii) $5.0 million shall be due and payable on November 12, 2002, and (iii) all remaining outstanding principal and accrued but unpaid interest shall be due and payable on June 30, 2003. In addition, all amounts outstanding under the Career Holdings Credit Agreement will become immediatley due and payable if the Merger Agreement is terminated due to (i) certain willful breaches of the Merger Agreement by Headhunter or (ii) Headhunter's acceptance of a competing tender offer or entrance into another acquisition transaction with a third party, under certain circumstances. The interest rate is based on the prime rate publicly designated from time to time by The Wall Street Journal plus 200 basis points. As of the date of the Career Holdings Credit Agreement, such prime rate was 6.50%. As of the filing of this Amendment No. 2 to Schedule 14D-9, there was $15.0 million outstanding under the Career Holdings Credit Agreement. The foregoing summary is qualified in its entirety by reference to the Career Holdings Credit Agreement, a copy of which is filed as Exhibit (e)(17) hereto and is incorporated herein by reference."


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Item 9.  Material to be Filed as Exhibits.

    Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.       Description
-----------       -----------

(e)(17) Loan and Security Agreement dated as of September 18, 2001 between the Company and Career Holdings.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         HEADHUNTER.NET, INC.


                                          By:/s/ W. Craig Stamm
                                             ________________________
                                          Name:   W. Craig Stamm
                                          Title:  Chief Financial Officer

Dated: September 20, 2001


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